GH Research PLC
28 Baggot Street Lower
Dublin 2
D02 NX43
Ireland

June 22, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mr. Jeffrey Kauten

Re:	GH Research PLC Registration Statement on Form F-1 Registration No. 333-256796

Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on June 24, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Deanna Kirkpatrick of Davis Polk & Wardwell LLP at (212) 450-4135 or Yasin Keshvargar of Davis Polk & Wardwell LLP at (212) 450-4839 with any questions or comments with respect to this letter.

 [Signature Page Follows]

Sincerely,

GH Research PLC

By:	/s/ Theis Terwey
	Name:	Theis Terwey
	Title:	Chief Executive Officer

Via EDGAR

CC:	Deanna Kirkpatrick, Davis Polk & Wardwell LLP Yasin Keshvargar, Davis Polk & Wardwell LLP